SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
              -----------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
             -----------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
             -----------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
             -----------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X        Form 40-F
                                   ---                 ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes          No X
                                    ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated May 11, 2004, announcing that WorldHeart received conditional approval from the U.S. Food and Drug Administration (FDA) on May 7th, 2004 to proceed with full enrollment of recipients in its RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) Trial.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart Receives Conditional FDA Approval for Expansion of RELIANT Trial, Announces the Involvement of Harvard Clinical Research Institute in the Trial

Oakland, CA - May 11, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) announced that it received conditional approval from the U.S. Food and Drug Administration (FDA) on May 7th, 2004 to proceed with full enrollment of recipients in the RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) Trial.

The conditional approval permits immediate enrollment of up to 390 patients at up to 40 centers in the United States. The primary enrollment will be 300 patients, with approximately 90 additional patients expected to be enrolled during the follow-up period. The primary patient endpoint of the RELIANT Trial is survival. Secondary endpoints include patient health status, neurocognitive capacity, and the incidence of certain adverse events, including device failure. The data from this Trial is expected to support a Premarket Approval (PMA) Supplement for use of Novacor(R) LVAS by non-transplant eligible patients (Destination Therapy).

The FDA conditional approval identified five changes or recommendations to the Corporation's study protocol. These include an addition to the patient informed consent to clarify that patients will be followed under this study until their death, a modification to the scoring for some quality of life assessments, establishment of a few criteria for patient non-eligibility for transplantation at study centers, the suggested addition of the Minnesota Living with Heart Failure instrument for health status assessment, and a specific change to the definition of renal failure. WorldHeart expects to address these changes within the allotted 45 days.

The Corporation also announced an agreement with Harvard Clinical Research Institute (HCRI) to participate in several key areas of the RELIANT Trial. HCRI, with its preeminent Harvard faculty and the resources of leading medical institutions, works with sponsors to advance patient care through world-class clinical research. HCRI will be responsible for data management, health status/quality of life evaluation and cost-effectiveness analyses.

"With this conditional FDA approval, we can now proceed with full enrollment in the RELIANT Trial. We are also pleased to have Harvard's experienced clinical research group, HCRI, a part of this exciting trial. Our experience with patients who have lived many months or years with a Novacor LVAS while awaiting a heart transplant or who, in Europe, have received the LVAS as destination therapy, suggests to us that Novacor LVAS will benefit patients who are randomly selected to receive it in the Trial." said Jal S. Jassawalla, Executive Vice President and Chief Technical Officer of WorldHeart.

Spencer Goldsmith, President of HCRI, stated, "HCRI is pleased to be participating in this important clinical trial". According to Richard Kuntz, MD, MSc., Chief Scientific Officer of HCRI, "HCRI's experiences in managing data for vascular device trials make us well-suited for this role. Together with the Advanced Heart Disease Section from the Brigham and Women's Hospital and Harvard Medical School, we look forward to not only managing the RELIANT Trial data but to collaborating with WorldHeart at a scientific level."

David Cohen, MD, Director of HCRI's Economics and Quality of Life Core Laboratory and Associate Professor of Medicine at Harvard Medical School will direct the Cost-Effectiveness substudy of the RELIANT Trial. According to Dr. Cohen, "As medicine has become increasingly complex, our industry partners are asked to demonstrate the value of their technologies to both patients and payors. We are delighted to work with WorldHeart in this capacity."

About Novacor(R) LVAS:
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

About Harvard Clinical Research Institute:
Harvard Clinical Research Institute (HCRI) is a joint venture of Harvard Medical School and the CareGroup and Partners Healthcare Organizations. HCRI improves the health and quality of life of the population through collaboration with its academic and industry partners by facilitating high quality clinical research in a professionally nurturing and world-class academic environment.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

Harvard Clinical Research Institute
Michelle Loose
(617) 632-1544 (telephone)
(617) 632-1503 (fax)
michelle.loose@hcri.harvard.edu
http://www.hcri.harvard.edu

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


      Date:  May 11, 2004               By: /s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer